December 11, 2015

Maryse Mills-Apenteng

Special Counsel Office of Information Technologies and Services

Re: Eternal Speech, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Fled November 18, 2015

File No., 333-205720

Re: Letter dated December 7, 2015

Thank you for your comments and assistance on our filing, as per your suggestions please find an outline of the amendments made to the above referred Document.

Risk Factors, page 10

1.

Your revised disclosure made in response to prior comment 9 indicates that you will focus your initial sales efforts in the United States.  Given that you have one employee/officer/director who resides in Thailand, please expand your discussion to describe in material detail how you will implement your business plan in Florida, as well as the resources and personnel required, and discuss any material costs associated with implementing this plan.  Please add appropriate risk factor disclosure regarding the material risks relating to maintaining your office in Thailand and initiating your sales efforts in the United States.

We have added the following as the first risk factor on page 13.

“OUR MARKETING CAMPAING MAY NOT BE SUCCESSFUL DUE TO GEOGRAPHICAL AND/OR FINANCIAL REASONS

Because the company currently has only one employee/officer/director who resides in Thailand and we intend to initially target our marketing efforts in the USA, especially the state of Florida that has the largest concentration of elderly in America; we may face some problems not anticipated by the company, such as: travel expenses and/or higher than expected costs related to hiring and training local sales staff, inability to provide physical interaction with the clients on a timely basis, among others.”

The Company also feels that it has addressed it sales and marketing strategy with detail on page 27 of our prospectus under the heading “Marketing Strategy”, where we state:

For the Cemeteries and Funeral Homes, the Company anticipates hiring a full time sales executive to contact these potential product resellers. The Company anticipates paying a base salary of $2,000 per month with 10% sales commission on gross revenue to the Company. The Company anticipates budgeting up to one year’s wages initially.

The Company also anticipates having commission only sales personal that could visit an assisted living facility armed with a laptop and present the opportunity to the residents, with medium size Assisted Living Facilities housing between 50 to 100 potential subscribers the Company feels such a presentation would result in significant sales that the sales person could process, on the spot. The Company would pay a 15% commission of gross revenue to the living facility.

Sincerely,

s/Suthep Thepchit

Suthep Thepchit

Eternal Speech, Inc.

President

www.eternalspeech.com

suthep.thepchit@eternalspeech.com

Phone: (775)562-0589